SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1.1	Proposed Adoption of Share Appreciation Rights Scheme and Supplemental Notice of Extraordinary General Meeting, dated October 4, 2018

1.2	Supplemental Notice of Extraordinary General Meeting, dated October 4, 2018.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

2

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 4, 2018	By:	/s/ Yang Jie
Name: Yang Jie
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this supplemental circular together with the accompanying Revised Form of Proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

This supplemental circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ADOPTION OF SHARE APPRECIATION RIGHTS SCHEME

AND

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

This supplemental circular should be read in conjunction with the circular of the Company dated 10 September 2018.

The Extraordinary General Meeting of the Company will be held as originally scheduled at 31 Jinrong Street, Xicheng District, Beijing, PRC on 26 October 2018 at 9:00 a.m. A supplemental notice of the Extraordinary General Meeting dated 4 October 2018 is set out on pages 26 to 27 of this supplemental circular.

The Revised Form of Proxy of the Extraordinary General Meeting is enclosed to this supplemental circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed Revised Form of Proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time designated for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the Revised Form of Proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

– i –

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Board”	the board of Directors of the Company

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this supplemental circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Closing Time”	24 hours before the time designated for holding the EGM

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“Company Law”	the Company Law of the People’s Republic of China

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened at 31 Jinrong Street, Xicheng District, Beijing, PRC on 26 October 2018 at 9:00 a.m., or any adjournment thereof

“Group”	the Company and its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

DEFINITIONS

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Incentive Recipients”	the parties as defined in the Scheme (as set out in the Appendix to this supplemental circular) who are proposed to be granted the Share Appreciation Rights under the Scheme

“Latest Practicable Date”	2 October 2018, being the latest practicable date prior to the printing of this supplemental circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Original Form of Proxy”	the form of proxy issued by the Company along with the circular and the notice of EGM dated 10 September 2018

“Revised Form of Proxy”	the revised form of proxy issued by the Company together with this supplemental circular and the supplemental notice of EGM

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China

“Scheme” or “Share Appreciation Rights Scheme”	the Share Appreciation Rights Scheme of the Company

“Share Appreciation Rights”	the share appreciation rights granted under the Scheme, representing the rights conferred to the Incentive Recipients to receive stipulated earnings from the increase in share price of H Shares, subject to specific timeframe and conditions

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this supplemental circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors: Yang Jie Ke Ruiwen Gao Tongqing Chen Zhongyue	Registered office: 31 Jinrong Street Xicheng District Beijing 100033, PRC
Non-Executive Director: Chen Shengguang Independent Non-Executive Directors: Tse Hau Yin, Aloysius Xu Erming Wang Hsuehming	Place of business in Hong Kong: 38th Floor Everbright Centre 108 Gloucester Road Wanchai, Hong Kong

4 October 2018

To the Shareholders

Dear Sir or Madam,

PROPOSED ADOPTION OF SHARE APPRECIATION RIGHTS SCHEME

AND

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to the circular and notice of EGM of the Company dated 10 September 2018, which set out the time and venue of the EGM and contain the resolutions to be considered and approved by the Shareholders at the EGM.

The purpose of this supplemental circular is to provide you with information regarding the new resolution to be proposed at the EGM and to set out the supplemental notice of EGM.

At the EGM, a new ordinary resolution will be proposed to approve the adoption of Share Appreciation Rights Scheme.

LETTER FROM THE BOARD

2.	PROPOSED ADOPTION OF SHARE APPRECIATION RIGHTS SCHEME

Reference is made to the announcement of the Company dated 21 September 2018 in relation to the proposed adoption of Share Appreciation Rights Scheme. The Board has proposed to adopt the Scheme so as to provide incentives to certain key personnel of the Company and promote long-term stable development as well as strengthen the core competitiveness of the Group.

The Board was notified by China Telecommunications Corporation, the controlling shareholder of the Company, that an additional resolution was proposed to be submitted for Shareholders’ approval at the EGM. After consideration, the Board resolved unanimously to approve the submission of additional resolution to the EGM for Shareholders’ consideration and approval. The format and procedure for the proposed additional resolution submitted were in compliance with relevant provisions of the Company Law.

As at the Latest Practicable Date, the Scheme has not been approved by the SASAC and may be subject to amendment upon the request from the SASAC and/or Hong Kong regulatory authorities. In order to ensure smooth implementation of the Scheme, the Company will seek the Shareholders’ approval at the EGM by way of an ordinary resolution to approve the Scheme and to authorise the Board to deal with relevant matters relating to the Scheme. The Scheme shall become effective for implementation upon being approved by the SASAC and the Shareholders at the EGM. The Scheme does not involve the grant of options over new shares or other new securities that may be issued by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the requirements under Chapter 17 of the Listing Rules.

A summary of major terms of the proposed Scheme is set out below.

Effective date of the Scheme:	the date on which the Scheme is (i) approved by the SASAC; and (ii) approved by the Shareholders at the EGM

Effective period of the Scheme:	10 years from the effective date of the Scheme

Incentive Recipients:	natural persons being granted the Share Appreciation Rights under the Scheme, mainly key personnel of the Company, excluding independent Directors and supervisors

LETTER FROM THE BOARD

Restrictions on the number of the Share Appreciation Rights to be granted:	(i) the total number of Share Appreciation Rights units to be granted to the key personnel of the Company within the effective period of the Scheme shall not exceed 10% of the total share capital of the Company; (ii) the number of Share Appreciation Rights units to be granted to each grantee in any 12-month period shall not exceed 1% of the total share capital of the Company; (iii) the highest proportion of the earnings from exercise of Share Appreciation Rights to the total remuneration of the Incentive Recipient at the grant of the Share Appreciation Rights shall be 40%. The above total share capital refers to the total issued share capital of the Company at the time of the most recent grant under the Scheme

Exercise price of the Share Appreciation Rights:	(i) the closing price of the H Shares of the Company stated in the daily quotations sheets of the Stock Exchange on the date of grant;

(ii) the average closing price of the H Shares of the Company stated in the daily quotations sheets of the Stock Exchange for the five consecutive trading days prior to the date of grant;

(iii) nominal value of the H Shares of the Company

whichever is the highest

Effective date of grant:	as determined by the Board after the approval of the respective grant by the SASAC and the approval of the Scheme by the Shareholders at the EGM

Restricted lock-up period:	24 months following the date of granting the Share Appreciation Rights to the Incentive Recipients

Vesting period:	vesting period is a period of 36 months after the expiration of restricted lock-up period of the Share Appreciation Rights. Vesting in equal batches is adopted with every 12 months amounting to one vesting period

LETTER FROM THE BOARD

Accounting treatment:	The Share Appreciation Rights are settled in cash and are calculated in accordance with the fair value of the liabilities borne by the Company on the basis of share-based measurement

Payment of earnings:	the Company will settle the payment to the grantees by way of RMB (cash) by multiplying the difference between the fair market price of the Company’s H shares and the exercise price by the number of exercising Share Appreciation Rights after deduction of relevant taxes and fees

Further details regarding the terms of the Scheme are set out in the Appendix to this supplemental circular.

Reasons for adopting the Scheme

The Board is of the view that the Scheme will enable the Company (i) to establish and optimise the performance-oriented culture for value creation for the Shareholders; (ii) to further improve the Company’s corporate governance structure and to secure long-term stable development of the Group; (iii) to optimise the basic remuneration, short-term incentives and long-term incentives of the management, technical and skilled talents of the Company so as to retain different talents in a more flexible and effective manner for better promotion of the development of the Company; and (iv) to effectively motivate enthusiasm of key personnel to make best efforts to enhance their performance so as to strengthen the core competitiveness of the Group. The Board also considers that the proposed terms and conditions of the Scheme are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole.

Recommendation

The Board considers that the adoption of the Share Appreciation Rights Scheme is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

3.	EGM

A supplemental notice convening the EGM is set out on pages 26 to 27 of this supplemental circular. The relevant Revised Form of Proxy is enclosed and will supersede the Original Form of Proxy.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed Revised Form of Proxy to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM or any adjournment thereof. The General Affairs Office of the

LETTER FROM THE BOARD

Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the Revised Form of Proxy will not preclude Shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

Any Shareholder who has not yet lodged the Original Form of Proxy is requested to lodge only the Revised Form of Proxy if he or she intends to appoint a proxy to attend the EGM on his or her behalf. In this case, the Original Form of Proxy should not be lodged. Any Shareholder who has already lodged the Original Form of Proxy should note that:

(i)

if the Revised Form of Proxy is lodged before the Closing Time, the Revised Form of Proxy will revoke and supersede the Original Form of Proxy previously lodged by the Shareholder. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed; and

(ii)

if no Revised Form of Proxy is lodged before the Closing Time, the Original Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed. The proxy so appointed pursuant to the Original Form of Proxy will be entitled to vote in accordance with the instructions previously given by the Shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM, including the supplemental resolution as set out in the supplemental notice of EGM.

Apart from the supplemental resolution and other information disclosure set out in the supplemental circular and supplemental notice of the EGM, all other matters of the EGM remain unchanged. For details of the other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, registration procedures, closure of register of members and other relevant matters, please refer to the circular and the notice of the EGM of the Company dated 10 September 2018.

By Order of the Board,
China Telecom Corporation Limited Yang Jie
Chairman and Chief Executive Officer

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 1    Definitions

Unless the context otherwise requires, the following terms and expressions for the Scheme have the following meanings:

the “Scheme”, the “Incentive Scheme” and the “Share Appreciation Rights Scheme”:	“2018 Share Appreciation Rights Scheme for Key Personnel of China Telecom Corporation Limited”.

“Company”:	China Telecom Corporation Limited (中國電信股份有限公司), abbreviated as “Joint Stock Company”, “the Company” or “Company”.

“Branch (Subsidiary) Company”:	a branch company under the Company and a wholly-owned or controlled subsidiary directly invested by the Company with separate legal entity.

“Provincial Company”:	a branch under the Company which is located in a province, autonomous region or centrally administered municipality.

“Share Appreciation Rights Units”:	the basic unit in appreciation on the shares of the Company to be granted under the Scheme, also known as “Shares”.

“Date of Grant”:	the date on which the Company grants the Share Appreciation Rights to the Incentive Recipients.

“Incentive Recipients”:	natural persons being granted the Share Appreciation Rights under the Scheme, mainly key personnel of the Company, excluding independent Directors and supervisors.

“Effective Date”:	the date on which the Share Appreciation Rights granted to the Incentive Recipient commences to be exercisable.

“Lapse Date”:	the date on which the rights of the Share Appreciation Rights granted to the Incentive Recipient lapse and cease to be exercisable.

“Restricted Lock-up Period”:	the period from the date of granting the Share Appreciation Rights to the Incentive Recipient to the Effective Date of the Share Appreciation Rights, which is 24 months following the date of granting the Share Appreciation Rights to the Incentive Recipients.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

“Vesting Period”:	the period from the date when the Share Appreciation Rights vested in the Incentive Recipients are to be exercisable until the Lapse Date of the Share Appreciation Rights.

“Restricted Timetable”:	the arrangement under which the Share Appreciation Rights that are vested in each recipient are validated in batches according to a predetermined timetable.

“Exercise”:	the exercise of Share Appreciation Rights.

“Grantee”:	the Incentive Recipients who have the rights to exercise the Share Appreciation Rights pursuant to the provisions of the Scheme.

“Exercise Price”:	shall be the highest of the following three prices: (1) the closing price of the Company’s Shares on the Date of Grant; (2) the arithmetic average closing price of the Company’s Shares for the five consecutive trading days prior to the Date of Grant; (3) the nominal value of the Company’s H Shares. The respective closing price is based on that as stated in the daily quotation sheets of the Hong Kong Stock Exchange.

“Fair Market Price”:	shall be the higher of the following two prices: (1) the closing price on the date of Exercise; and (2) the arithmetic average closing price of five consecutive trading days prior to the date of Exercise. The respective closing price is based on that as stated in the daily quotation sheets of the Hong Kong Stock Exchange.

“Exercise Period”:	the period from the Effective Date until the Lapse Date of the Share Appreciation Rights.

“Earnings from Exercise”:	the amount after multiplying the difference between the Fair Market Price of the Shares and the Exercise Price, with the Share Appreciation Rights Units at the time of Exercise. If the Fair Market Price is less than or equal to the Exercise Price, the respective earning is equal to zero.

“Trading Day”:	the date on which the Hong Kong Stock Exchange is open for dealing in marketable securities with tradable prices.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

“Hong Kong”:	the Hong Kong Special Administrative Region of the People’s Republic of China.

“Shareholders’ General Meeting”:	Shareholders’ General Meeting of China Telecom Corporation Limited.

“Board”:	the Board of Directors of China Telecom Corporation Limited.

“Supervisory Committee”:	the Supervisory Committee of China Telecom Corporation Limited.

“Remuneration Committee”:	the Remuneration Committee of the Board of China Telecom Corporation Limited.

“SASAC”:	the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (中華人民共和國國務院國有資產監督管理委員會 ).

“Hong Kong Stock Exchange”:	The Stock Exchange of Hong Kong Limited.

“Improper Behaviour”:	failure to complete the obliged production and operation duties of the Company, jeopardising the Company’s operating results; or deliberately disclosing the Company’s confidential information to the Company’s competitors or to the public; or any act as considered and proven by the Company to be disruptive and damaging the Company’s relationship with its major customers for the purpose of seeking illegitimate personal interests or harming the Company’s interests; and any act that violates the Company’s internal control management system and damages the Company’s interests.

“Gross Misconduct”:	any criminal offence convicted; or any act violating the applicable state or local laws and regulations; or any act causing material losses to the Company.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 2    General Principles

Article 1	In order to establish and improve the incentive and restriction mechanism and to effectively stimulate the Company’s key personnel, the Company formulated the Scheme in accordance with the “Company Law”, the “Securities Law”, the “Trial Measures for Implementing the Equity Incentive System by the State-owned Listed Companies (Overseas)” (國有控股上市公司(境外)實施股權激勵試行辦法 ) and the “Notice on Issues concerning Regulating the Implementation of the Equity Incentive System by the State-owned Listed Companies” (關於規範國有控股上市公司實施股權激勵制度有關問題的通知 ) and other relevant laws, regulations, departmental rules, regulatory documents and the “Articles of Association”.

Article 2	The Share Appreciation Rights Scheme aims to link the interests of the Company’s key personnel with the Company’s value enhancement (in terms of the share price of H Shares), and thereby enabling key personnel bear the risk and interests in alignment with the Shareholders’ interests. The Scheme is a remuneration-related incentive mechanism implemented by the Company which provides close linkage between the interests of the key personnel through the share price of H shares and the Company’s interests (shareholders’ interest).

Chapter 3    Basis and Scope for Determination of Incentive Recipients

Article 3	The Incentive Recipients of the Scheme are determined based on the “Company Law”, the “Securities Law”, the “Trial Measures for Implementing the Equity Incentive System by State-owned Listed Companies (Overseas)”, the “Notice on Issues concerning Regulating the Implementation of the Equity Incentive System by the State-owned Listed Companies”, the provisions of the relevant laws, regulations, rules and regulatory documents of the SASAC and China Securities Regulatory Commission (“CSRC”), and the relevant provisions of the “Articles of Association”, taking into consideration of the actual circumstances of the Company.

Article 4	The scope of grants of Incentive Recipients:

(1)   The scope of Incentive Recipients includes key personnel who have direct impact on the listed company’s operating results and sustainable development, excluding independent Directors and supervisors.

(2) Shareholder(s) or actual controller(s), and whose spouses, parents and children, who individually or collectively hold more than 5% of the Company’s shares, shall not be the Incentive Recipients.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

(3) Incentive Recipients, in principle, should be classified as “competent” or above in the relevant evaluation measures of performance assessment of the Company.

(4) Other persons not eligible to be Incentive Recipients as stipulated by the SASAC and the relevant securities regulatory management authorities.

If, during the implementation period of the Scheme, any of the Incentive Recipients exposed to any of the aforementioned circumstances which rendered them to be prohibited to participate in the Incentive Scheme, the Company will cancel the Share Appreciation Rights that have been granted but not yet been unlocked and terminate their participation in the Scheme.

Chapter 4    Incentive Tools and Quantity

Article 5	The Scheme adopts the H Shares Share Appreciation Rights as an incentive tool.

The Share Appreciation Rights represent the rights conferred to the Incentive Recipients by the listed company to receive stipulated earnings from the increase in share price for a specified number of Shares subject to specific timeframe and conditions. The Incentive Recipients do not beneficially own any rights to the Shares, nor are they entitled to any shareholders’ voting rights and allotment rights. The Share Appreciation Rights cannot be transferred nor be used as guarantee or for repayment of debts.

Article 6	Number of Share Appreciation Rights to be Granted

(1)   The total number of Share Appreciation Rights Units to be granted to the key personnel of the Company within the effective period of the Scheme shall not exceed 10% of the total share capital of the Company.

(2) The number of Share Appreciation Rights Units to be granted to each grantee in any 12-month period shall not exceed 1% of the total share capital of the Company.

(3) The highest proportion of the earnings from Exercise of Share Appreciation Rights to the total remuneration of the Incentive Recipient at the grant of the Share Appreciation Rights shall be 40%.

The above total share capital refers to the total issued share capital of the Company at the time of the most recent grant under the Scheme.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 5    Effective Period, Restricted Lock-up Period and Vesting Period

Article 7	Effective Period of the Scheme

The Scheme shall be valid for ten years, effective from the date of approval by the SASAC and by the Shareholders’ General Meeting of the Company, unless the Scheme is terminated prior to the expiry.

During the effective period of the Scheme, the Company may grant the Share Appreciation Rights to the Incentive Recipients pursuant to the Scheme. Upon the expiry of the Scheme, the Company shall not grant any Share Appreciation Rights to any Incentive Recipients pursuant to the Scheme; however, all provisions contemplated thereunder the Scheme shall remain in force for any Share Appreciation Rights granted pursuant to the Scheme.

On the circumstances that the conditions of the grant are fulfilled, the Board reserves the rights to grant the Share Appreciation Rights to any qualified personnel.

Article 8	Restricted Lock-up Period

The Restricted Lock-up Period is the 24-month period from the date of granting the Share Appreciation Rights to the Incentive Recipients, during which the Incentive Recipients are not allowed to exercise the Share Appreciation Rights. The Share Appreciation Rights shall not be transferred in any form, nor be used as guarantee or for repayment of debts.

Article 9	Vesting Period

The Vesting Period of the Share Appreciation Rights commences after the expiry of the Restricted Lock-up Period of the Share Appreciation Rights, and the Vesting Period will remain valid for 36 months. The Share Appreciation Rights will be vested in batches at equal instalments with every 12-month period as a distinctive Vesting Period. When the Company meets the requirements of performance evaluation indicators, and the Incentive Recipients themselves obtain passing grade in relevant performance appraisals, the Share Appreciation Rights may be proportionately vested in the Incentive Recipients.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 6    Date of Grant and Exercise Price

Article 10	After the Scheme has been reviewed and approved by the SASAC and also be approved at the Shareholders’ General Meeting, and the grant conditions are satisfied, the Board determines the Date of Grant in accordance with the Scheme.

Article 11	The Exercise Price shall be the highest of the following three prices: (1) the closing price of the Company’s Shares on the Date of Grant; (2) the arithmetic average closing price of the Company’s Shares for the five consecutive trading days prior to the Date of Grant; (3) the nominal value of the Company’s H Shares. The respective closing price is based on that as stated in the daily quotation sheets of the Hong Kong Stock Exchange.

Chapter 7    Grant Conditions and Exercise Conditions

Article 12	Performance Evaluation Indicators of the Company

Performance evaluation indicators of the Company are prescribed when the Share Appreciation Rights are granted and exercised. Performance evaluation indicators shall be designed in light of the actual circumstances of the Company with a forward-looking and challenging approach, and the completion status of the performance evaluation indicators should be strictly observed as the condition for granting and exercising of the Share Appreciation Rights.

Article 13	Grant Conditions

(1) The Company has not been exposed to any of the following circumstances:

1. Engage an accounting firm to commence audit not in compliance with the prescribed procedures and requirements.

2. The certified public accountant has issued an adverse opinion or a disclaimer of opinion in the auditor’s report of the annual financial report.

3. Any of the SASAC, the Supervisory Committee or the audit department has raised a significant disagreement with the performance results or the annual financial report of the listed company.

4. Any major violations of rules or regulations occurred and the Company is penalised by the securities regulatory management authorities and other relevant departments.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

(2) The Incentive Recipients have not been exposed to any of the following circumstances:

1.  The individual performance appraisal for the previous financial year is ranked as below “competent” (not including “competent”).

2.  The results of economic responsibility audits have duly reflected that the duties were not performed effectively or charged with serious dereliction of duties or misconduct.

3.  Violation of relevant state laws and regulations and the provisions in the articles of association of the listed company.

4.  During the period of employment, the Incentive Recipients have involved in acts that breach the law and regulations, including taking or extorting bribes, corruption and theft, disclosing business or technology secrets of the listed company, conducting connected transactions that cause damages to the interests and reputation of the listed company, and any other acts with major adverse impact on the image of the listed company and thereby are subject to disciplinary actions.

5.  The Incentive Recipients fail to perform or fail to properly perform duties, causing relatively material asset losses and other serious adverse impact on the listed company.

In case the Company is not able to meet the grant conditions, the Company shall not grant any Share Appreciation Rights in accordance with the Scheme in that period; in case the Incentive Recipients are not able to meet the grant conditions, the Company shall not grant any Share Appreciation Rights to these Incentive Recipients in that period.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Article 14	Exercise Conditions

(1)   During the period when the Share Appreciation Rights under the Scheme are vested in batches, the performance assessment conditions should be affixed to each batch of Share Appreciation Rights vested during the respective period. The level of performance assessment parameters should be further enhanced as compared with those prescribed at the time of grant, while the Board determines specific details therein, and all performance evaluation indicators shall meet the predesignated targets in the corresponding period for the Share Appreciation Rights to be exercisable.

(2) The Company has not been exposed to the circumstances as stipulated in clause (1) of Article 13.

(3) The Incentive Recipients have not been exposed to the circumstances as stipulated in clause (2) of Article 13.

Chapter 8    Methods and Procedures for Adjustment of Share Appreciation Rights

Article 15	Method for adjusting the granted quantity

In case any of the following circumstances occurs in the Company prior to the Exercise, the granted quantity should be adjusted accordingly. The detailed methods are as follow:

(1) Conversion from capital reserves into shares, distribution of bonus shares and share subdivision

The number of granted quantity after adjustment = the number of granted quantity before adjustment × (1 + the number of shares increased per share due to the conversion, bonus shares distribution or subdivision)

(2) Share Consolidation

The number of granted quantity after adjustment = the number of granted quantity before adjustment × the share consolidation ratio

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

(3) Allotment of Shares and Placing of Shares

The number of granted quantity after adjustment = the number of granted quantity before adjustment × the closing price of the Shares at the record date × (1 + the allotment or placing ratio) ÷ (closing price of the Shares at the record date + the allotment or placing price × the allotment or placing ratio)

Article 16	Adjustment to Exercise Price

In case any of the following circumstances occurs in the Company prior to the Exercise, the Exercise Price of the Share Appreciation Rights shall be adjusted accordingly. However, any such adjustment shall not cause the Exercise Price to be lower than the par value of the Shares. The detailed methods are as follow:

(1) Conversion from capital reserves into shares, distribution of bonus shares and share subdivision

The Exercise Price after adjustment = the Exercise Price before adjustment ÷ (1 + the number of shares increased per share due to the conversion, bonus shares distribution or subdivision)

(2) Share Consolidation

The Exercise Price after adjustment = the Exercise Price before adjustment ÷ the share consolidation ratio

(3) Allotment of Shares and Placing of Shares

The Exercise Price after adjustment = the Exercise Price before adjustment × (the closing price of the Shares at the record date + the allotment or placing price × the allotment or placing ratio) ÷ (the closing price of the Shares at the record date × (1+ the allotment or placing ratio))

(4) Dividends Distribution

The Exercise Price after adjustment = the Exercise Price before adjustment – the amount of dividend distributed per share

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 9    Accounting Treatment

Article 17	The Share Appreciation Rights are settled in cash and are calculated in accordance with the fair value of the liabilities borne by the Company on the basis of share- based measurement.

(1)   The Share Appreciation Rights shall not be accounted for on the Date of Grant. At each balance sheet date in the Restricted Lock-up Period, based on the best available estimate of the expected circumstances of the Exercise, the service received in the current period is recognised in “Administrative expenses — Share Appreciation Rights” in accordance with the fair value of the liabilities borne by the Company, which increases the accrued payroll (included in accrued expenses and other payables) accordingly.

(2)   At each balance sheet date in the Restricted Lock-up Period, the Company makes the best estimation based on the latest available subsequent information such as the change in the number of employees eligible for the Exercise, and updates the number of Share Appreciation Rights that are expected to be exercisable. On the date eligible for the Exercise, the number of Share Appreciation Rights that are finally expected to be exercisable should be consistent with the actual number that are exercisable.

(3)   Based on the fair value of the aforementioned Share Appreciation Rights and the expected number of Share Appreciation Rights that are exercisable, the accumulated amount of operating expenses to be recognised as of the end of the current period is calculated, from which the accumulated amount previously recognised in prior periods is subtracted to derive the amount of cost expenses to be recognised in the current period.

(4)   Subsequent to the date eligible for the Exercise, the change in the fair value of the liabilities (accrued payroll — cash-settled share-based payments) shall be included in the profit or loss of the current period (change in fair value, included in personnel expenses).

Chapter 10    Scheme Formulation and Approval Procedures, Grant and Exercise Procedures

Article 18	Formulation and Approval Procedures of the Incentive Scheme

(1) The Remuneration Committee under the Board is responsible for formulating the draft Incentive Scheme for Share Appreciation Rights.

(2) Preliminary communication with the SASAC.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

(3) The Board reviews and approves the draft Incentive Scheme.

(4) The Board reviews and approves the draft Incentive Scheme and which will be subsequently submitted to the SASAC for approval process.

(5)   After the approval from the SASAC is obtained, the Incentive Scheme shall be submitted to the Shareholders’ General Meeting of the Company for review, and the Scheme shall become effective upon approval.

Article 19	Grant Procedure

(1) The Remuneration Committee under the Board is responsible for formulating the grant proposal.

(2) The Board reviews and approves the grant proposal formulated by the Remuneration Committee.

(3) The SASAC approves the grant proposal approved by the Board.

(4)   The Incentive Recipients and the Company sign the “Agreement on the Grant of Share Appreciation Rights”, and if the Incentive Recipient does not sign the “Agreement on the Grant of Share Appreciation Rights”, the grant is then deemed to be abandoned.

(5)   Based on the agreements signed by the Incentive Recipients, a management register for the Incentive Scheme for Share Appreciation Rights will be prepared, which records relevant details, among others, the names of the Incentive Recipients, the granted quantity, the date of Grant, Exercise Price, the respective agreement number.

Article 20	Exercise Procedure

(1)   During the Vesting Period, on the condition that the Exercise conditions are fulfilled, the Company will centrally process the Exercise of Share Appreciation Rights that satisfy the Exercise conditions after obtaining confirmation from the Board of the Company.

(2)   If any of the Exercise conditions has not been met during any financial year within the Vesting Period, the respective portion of the Share Appreciation Rights will be cancelled by the Company accordingly.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 11    Payment of Earnings

Article 21	Payment of Earnings

(1)   The Company will settle the payment to the Grantees by way of RMB (cash) by multiplying the difference between the Fair Market Price of the Company’s Shares and the Exercise Price by the number of Share Appreciation Rights exercised, after deduction of relevant taxes and fees at the time of Exercise. The exchange rate is quoted from the median rate of cash buying and selling rate for RMB and Hong Kong dollar, as announced by the Bank of China in PRC on the date of Exercise. In each batch of Exercise, the foreign exchange risk caused by exchange rate fluctuation is borne by the Incentive Recipients.

(2) If any Incentive Recipient abandons the Exercise during the Exercise period, the respective earning will be zero.

(3) The cash expenditure related to the earnings from Exercise is charged to the Company’s operating expenses.

(4)   According to the requirements of “Notice on Issues concerning Regulating the Implementation of the Equity Incentive System by the State-owned Listed Companies”, during the effective period of the Exercise, the highest proportion of the earnings from the Exercise of Share Appreciation Rights to the total remuneration of the Incentive Recipient at the grant of the Share Appreciation Rights shall be 40%.

Chapter 12    Rights and Obligations of the Company and the Incentive Recipients

Article 22	The Rights and Obligations of the Company

(1)   The Company is entitled to require the Incentive Recipients to assume duties for the Company according to the requirements of the respective positions for which they are recruited. If any Incentive Recipient voluntarily resigns on his/her own accord, the respective Share Appreciation Rights that the Incentive Recipient has not yet been exercised shall be cancelled.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

(2)   In the circumstance where the Incentive Recipients seriously damage the Company’s interests or reputation due to violations of the law, professional ethics, leakage of the Company’s secrets, dereliction of duties or misconduct, the portion of Share Appreciation Rights of the Incentive Recipients that has not yet been exercised shall be cancelled, and the Company may reclaim the earnings previously received by the Incentive Recipients from the Exercise.

(3)   The Company shall withhold and pay, on behalf of the Incentive Recipients, the personal income tax and other taxes and fees payable in compliance with the relevant provisions of the state tax regulations.

(4)   The Company shall not provide loans and any other forms of financial assistance, including guarantees for their loans to the Incentive Recipients in exercising any Share Appreciation Rights pursuant to the Scheme.

(5)   The Company shall, pursuant to the Scheme and the relevant provisions of the SASAC, the Securities and Futures Commission of Hong Kong, the Hong Kong Stock Exchange, Hong Kong Securities Clearing Company Limited, among others, actively cooperate with the Incentive Recipients who have met the Exercise conditions to exercise the rights in compliance with the regulations. However, if the Incentive Recipients are not able to exercise the rights at their wish and incur losses due to any matters attributable to the SASAC, the Securities and Futures Commission of Hong Kong, the Hong Kong Stock Exchange and the Hong Kong Securities Clearing Company Limited, the Company shall not be liable for the losses.

Article 23	Rights and Obligations of Incentives Recipients

(1)   The Incentive Recipients shall, in compliance to the specified requirements of their respective positions, perform with due diligence, abide by state laws, uphold professional ethics, and protect the Company’s secrets, and make diligent contributions to facilitate the development of the Company.

(2) The Incentive Recipients may choose to abandon the Exercise, but the Share Appreciation Rights held should not be transferred, pledged, sold or used as guarantee or to settle any debts.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

(3) The earnings of the Incentive Recipients from the Incentive Scheme shall be subject to individual income tax and other taxes and fees in compliance with the state tax regulations.

(4)   If there is any fraudulent record found in the Company’s financial and accounting documents, the liable Incentive Recipients shall return all the earnings from the Scheme to the Company within 12 months from the date of announcement of the financial accounting documents.

(5) Other relevant rights and obligations stipulated by laws and regulations.

Chapter 13    Treatment under Special Circumstances

Article 24	If the Incentive Recipients are no longer within the scope of Incentive Recipients prescribed under the Scheme due to Improper Behaviour or Gross Misconduct, or resign from their positions during the employment term due to personal reasons, the Share Appreciation Rights that have not been exercised shall then be cancelled.

Article 25	If the Incentive Recipients are eligible for being granted more Share Appreciation Rights due to job promotion, or are still within the scope of the Incentive Recipients as a result of changes in job positions, the Share Appreciation Rights granted will not be changed and they will be vested and exercised in the respective Vesting Period and Exercise Period as previously prescribed; but if the Incentive Recipients are no longer within the scope of Incentive Recipients due to reasons such as demotion, among others, the vested Share Appreciation Rights may be exercised within half a year from the date of such occurrence, and the remaining unvested Share Appreciation Rights will then be cancelled.

Article 26	If the Incentive Recipients are to dissolve or terminate the employment relationship with the corporate due to various objective reasons such as retirement, transfer due to organisational restructuring, death, dismissal, loss of civil capacity, among others, while the Share Appreciation Rights granted in the year have met the time limit for exercisable conditions and the Incentive Recipients have met performance assessment appraisals, the outstanding Share Appreciation Rights shall continue to be exercisable within half a year from the date of leaving the position, and the rights will lapse after half a year; in case of otherwise where both the time limit for exercisable conditions and performance assessment appraisals have not been met, the Share Appreciation Rights will cease to be exercisable in principle.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Article 27	In case the Company undergoes any change in control under any of the following circumstances, those outstanding Share Appreciation Rights, accepted and granted for more than 6 months but not yet been vested, can be vested and exercised immediately. The validity period of such Exercise is within 12 months from the date of change of control.

(1)   Any individual, unit or group that acquires or obtains more than 30% of the ordinary shares issued by the Company in aggregate (or any percentage as stipulated by the relevant regulations for requiring general offer of acquisition).

(2)   After the related resolutions passed at the Shareholders’ General Meeting, the Company is thereby engaged as one of the participating parties in the restructuring and mergers and acquisitions with other companies.

(3) The Company has undergone liquidation and restructuring.

Article 28	Unless otherwise stipulated in the Scheme, with respect to the Incentive Recipients who have accepted and are granted the Share Appreciation Rights pursuant to the Scheme, in case of any modification, suspension or termination of the Scheme, no change or impairment may be made or caused to the rights and obligations previously attached to such Incentive Recipients without their prior consent. Provided that the foregoing provisions are complied with, the Board may modify the Scheme as it deems necessary. If the laws, regulations or the Hong Kong Stock Exchange requires certain modifications to the Scheme to have prior approval from the Shareholders’ General Meeting and the Hong Kong Stock Exchange, the Board shall duly obtain such approval in respect of such modifications to the Scheme.

Article 29	The Scheme is automatically terminated upon the expiry of the effective period, or the Board may decide to early terminate the Scheme during the Exercise Period of the Share Appreciation Rights, or the Board may initiate a new Share Appreciation Rights Scheme, share options scheme or any other incentive scheme when it considers appropriate and as such the original scheme will be terminated accordingly. If the Company decides to adopt a new scheme to replace the Scheme, this must be approved by the Board, and shall ensure in good faith that the rights and obligations of the Incentive Recipients under the Scheme are not impaired.

APPENDIX	SHARE APPRECIATION RIGHTS SCHEME FOR KEY PERSONNEL

Chapter 14    Supplementary Provisions

Article 30	The Scheme is governed by the relevant laws and regulations of the People’s Republic of China. If the Scheme is inconsistent with the laws related to state securities management and any other laws and regulations that shall be complied with, the respective laws and regulations shall prevail.

Article 31	Unless otherwise stipulated, the Board shall exercise the final ruling in case of any disputes relating to the Share Appreciation Rights arise and that it shall exercise the authority to formulate or amend the terms on administration and operation of the Share Appreciation Rights.

Article 32	The Board will be solely responsible for the interpretation of the Scheme.

The Scheme was originally written in Chinese and its English version, which is an unofficial translation, is for reference only. In case of any inconsistencies between the Chinese and the English versions, the Chinese version shall prevail.

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of the extraordinary general meeting (the “EGM Notice”) of China Telecom Corporation Limited (the “Company”) dated 10 September 2018, which set out the time and venue of the extraordinary general meeting of the Company (the “EGM”) and contain the resolutions to be considered and approved by the Shareholders at the EGM.

The board of directors of the Company (the “Board”) was notified by China Telecommunications Corporation, the controlling shareholder of the Company, that an additional resolution was proposed to be submitted for Shareholders’ approval at the EGM. After consideration, the Board resolved unanimously to approve the submission of additional resolution to the EGM for Shareholders’ consideration and approval. The format and procedure for the proposed additional resolution submitted were in compliance with relevant provisions of the Company Law.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the extraordinary general meeting of the Company will be held as originally scheduled at 9:00 a.m. on 26 October 2018 at 31 Jinrong Street, Xicheng District, Beijing, PRC. In addition to the resolutions contained in the EGM Notice, the following supplemental resolution will also be considered and approved, if thought fit, at the EGM:

ORDINARY RESOLUTION

6.

THAT the adoption of Share Appreciation Rights Scheme be considered and approved; THAT the Board be and is hereby authorised to grant Share Appreciation Rights to certain key personnel of the Company and to formulate implementation rules of the Share Appreciation Rights Scheme for each grant in accordance with the Share Appreciation Rights Scheme and relevant legal requirements; and THAT the Board be and is hereby authorised to amend the relevant Scheme in accordance with the requirements of the regulatory authorities and to undertake all actions and matters which in their opinion are necessary or appropriate in relation to the Share Appreciation Rights Scheme.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Beijing, PRC, 4 October 2018

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Details of the supplemental resolution stated above is set out in the supplemental circular dated 4 October 2018 of the Company.

2.

To be valid, the revised form of proxy (the “Revised Form of Proxy”) issued by the Company together with the supplemental circular and the supplemental notice of EGM dated 4 October 2018 together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the time designated for the holding of the EGM or any adjournment thereof. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the Revised Form of Proxy will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

3.

Any Shareholder who has not yet lodged the form of proxy (the “Original Form of Proxy”) issued by the Company along with the circular and the notice of EGM dated 10 September 2018 is requested to lodge only the Revised Form of Proxy if he or she intends to appoint a proxy to attend the EGM on his or her behalf. In this case, the Original Form of Proxy should not be lodged. Any Shareholder who has already lodged the Original Form of Proxy should note that:

(i)

if the Revised Form of Proxy is lodged not later than 24 hours before the time designated for holding the EGM (the “Closing Time”), the Revised Form of Proxy will revoke and supersede the Original Form of Proxy previously lodged by the Shareholder. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed; and

(ii)

if no Revised Form of Proxy is lodged before the Closing Time, the Original Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed. The proxy so appointed pursuant to the Original Form of Proxy will be entitled to vote in accordance with the instructions previously given by the Shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM, including the supplemental resolution as set out in the supplemental notice of EGM.

4.

Apart from the supplemental resolution set out above and other information disclosure set out in the supplemental circular, all other matters of the EGM remain unchanged. For details of the other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, registration procedures, closure of register of members and other relevant matters, please refer to the circular and notice of the EGM of the Company dated 10 September 2018.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of the extraordinary general meeting (the “EGM Notice”) of China Telecom Corporation Limited (the “Company”) dated 10 September 2018, which set out the time and venue of the extraordinary general meeting of the Company (the “EGM”) and contain the resolutions to be considered and approved by the Shareholders at the EGM.

The board of directors of the Company (the “Board”) was notified by China Telecommunications Corporation, the controlling shareholder of the Company, that an additional resolution was proposed to be submitted for Shareholders’ approval at the EGM. After consideration, the Board resolved unanimously to approve the submission of additional resolution to the EGM for Shareholders’ consideration and approval. The format and procedure for the proposed additional resolution submitted were in compliance with relevant provisions of the Company Law.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the extraordinary general meeting of the Company will be held as originally scheduled at 9:00 a.m. on 26 October 2018 at 31 Jinrong Street, Xicheng District, Beijing, PRC. In addition to the resolutions contained in the EGM Notice, the following supplemental resolution will also be considered and approved, if thought fit, at the EGM:

ORDINARY RESOLUTION

6.

THAT the adoption of Share Appreciation Rights Scheme be considered and approved; THAT the Board be and is hereby authorised to grant Share Appreciation Rights to certain key personnel of the Company and to formulate implementation rules of the Share Appreciation Rights Scheme for each grant in accordance with the Share Appreciation Rights Scheme and relevant legal requirements; and THAT the Board be and is hereby authorised to amend the relevant Scheme in accordance with the requirements of the regulatory authorities and to undertake all actions and matters which in their opinion are necessary or appropriate in relation to the Share Appreciation Rights Scheme.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Beijing, PRC, 4 October 2018

Notes:

1.	Details of the supplemental resolution stated above is set out in the supplemental circular dated 4 October 2018 of the Company.

2.

To be valid, the revised form of proxy (the “Revised Form of Proxy”) issued by the Company together with the supplemental circular and the supplemental notice of EGM dated 4 October 2018 together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the time designated for the holding of the EGM or any adjournment thereof. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the Revised Form of Proxy will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

3.

Any Shareholder who has not yet lodged the form of proxy (the “Original Form of Proxy”) issued by the Company along with the circular and the notice of EGM dated 10 September 2018 is requested to lodge only the Revised Form of Proxy if he or she intends to appoint a proxy to attend the EGM on his or her behalf. In this case, the Original Form of Proxy should not be lodged. Any Shareholder who has already lodged the Original Form of Proxy should note that:

(i)

if the Revised Form of Proxy is lodged not later than 24 hours before the time designated for holding the EGM (the “Closing Time”), the Revised Form of Proxy will revoke and supersede the Original Form of Proxy previously lodged by the Shareholder. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed; and

(ii)

if no Revised Form of Proxy is lodged before the Closing Time, the Original Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed. The proxy so appointed pursuant to the Original Form of Proxy will be entitled to vote in accordance with the instructions previously given by the Shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the EGM, including the supplemental resolution as set out in the supplemental notice of EGM.

4.

Apart from the supplemental resolution set out above and other information disclosure set out in the supplemental circular, all other matters of the EGM remain unchanged. For details of the other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, registration procedures, closure of register of members and other relevant matters, please refer to the circular and notice of the EGM of the Company dated 10 September 2018.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).